July 30, 2013

VIA EDGAR TRANSMISSION

Mr. Hugh West

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Northern Trust Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 26, 2013
Response dated June 28, 2013
File No. 000-05965

Dear Mr. West:

Reference is made to (a) your letter of May 31, 2013, commenting on certain disclosures made by Northern Trust Corporation (the “Corporation”; the Corporation and its subsidiaries, collectively, “Northern Trust”) in its Form 10-K for the year ended December 31, 2012 and Form 10-Q for the quarter ended March 31, 2013, (b) Northern Trust’s responses to those comments provided via Edgar on June 28, 2013 (Response Letter), and (c) your letter of July 23, 2013 regarding our Response Letter. The following are the responses of Northern Trust to the comments of the Securities and Exchange Commission (the “Commission”) staff in the July 23, 2013 letter.

In the following, the Commission staff’s comments are reproduced in bold typeface and Northern Trust’s response is set forth below in regular typeface.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1.	As requested in comment number two in our letter dated May 31, 2013, please tell us the approximate dollar amount of revenues associated with payments to and from Syria and Sudan for the last three fiscal years and the subsequent interim period.

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

July 30, 2013

Response: For the period of January 1, 2010 through May 31, 2013 (the last three fiscal years plus the subsequent interim period), Northern Trust Corporation identified 250 transactions with credit parties, debit parties, originators, beneficiaries, and banks having addresses in Syria or Sudan. We estimate revenues associated with these transactions to and from Syria and Sudan were approximately $12,500. This estimate was derived using the average revenue per identified transaction of approximately $50. The 250 transactions occurred via electronic transfer, either by wire through the Federal Reserve Bank or SWIFT messages through the SWIFT network. As we stated in our June 28, 2013 letter to you, our payments into, or receipt of payments originating in, Sudan or Syria involve only payments that are permitted under applicable laws and regulations. They do not include payments by the Corporation or its subsidiaries to or from banks or other entities designated by OFAC as Specially Designated Nationals (SDN.), except when the relevant sanctions program permits such payments.

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If you have any questions regarding this letter, please call me at 312-444-3140 or Jane Karpinski, Senior Vice President, Controller at +44 (0) 207 982 3217.

Very truly yours,

By:	/s/ Michael G. O’Grady
Michael G. O’Grady Executive Vice President and Chief Financial Officer

cc:	Yolanda Trotter

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